Exhibit 77D for 12/31/2007 Annual Forms N-SAR: Policies with respect to security investments

First Trust Enhanced Equity Income Fund

On December 10, 2007, the Board of Trustees approved a change in the Fund's investment strategy, effective on or about April 30, 2008, whereby the Fund intends to invest substantially all, but in no event less than 90%, of its Managed Assets in common stocks and other equity securities such as Real Estate Investment Trusts, Master Limited Partnerships and Investment Companies (including exchange-traded funds and business development companies).

On September 14, 2007, the Board of Trustees approved a change in the Fund's investment strategy, effective on or about November 19, 2007, whereby the Fund no longer is required to write (or sell) call options on at least 80% of its Managed Assets. Chartwell, the Fund's Sub-Advisor, thereafter writes (sells) call options as determined to be appropriate, consistent with the Fund's investment objective.

At a Special Meeting of Shareholders of the Fund held on January 8, 2008, shareholders approved a change in the Fund's fundamental investment policy to provide the Fund may not invest 25% or more of its total assets in securities of issuers in any single industry, provided there shall be no limitation on the purchase of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities. The policy became effective on January 8, 2008.